Exhibit 28.1

WACHOVIA CREDIT CARD MASTER TRUST

Excess Spread Analysis—July 2004

Series	2000-1
Deal Size	$750 MM
Expected Maturity	07/15/05

Yield	17.36%
Less: Coupon	1.70%
Servicing Fee	1.50%
Net Credit Losses	6.02%
Excess Spread:
July-04	8.14%
June-04	8.44%
May-04	8.59%
Three month Average Excess Spread	8.39%

Delinquency:
30 to 59 days	1.00%
60 to 89 days	0.68%
90 + days	1.38%
Total	3.06%

Payment Rate	10.11%